SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2023

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 31, 2023 “UPDATED LINK TO THE COMPANY’S ANNUAL REPORT SUITE FOR THE YEAR ENDED 30 JUNE 2023”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 31, 2023    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

UPDATED LINK TO THE COMPANY’S ANNUAL REPORT SUITE FOR THE YEAR ENDED 30 JUNE 2023

DRDGOLD shareholders (“Shareholders”) are referred to the announcement published on SENS on Monday, 30 October 2023 and are hereby advised that the Company’s annual report suite, including, inter alia, the annual integrated report for the year ended 30 June 2023, which contains, inter alia, the information required in terms of paragraph 8.62 of the JSE Limited Listings Requirements and the group’s annual financial statements for the year ended 30 June 2023 (“Annual Financial Statements”), is available on the Company’s website at: https://www.drdgold.com/investors/reports-and-results#ars2023

Shareholders are reminded that the Annual Financial Statements are also available through the following JSE cloudlink: https://senspdf.jse.co.za/documents/2023/JSE/ISSE/DRD/AFS_FY2023.pdf.

Johannesburg
31 October 2023

Sponsor
One Capital